T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

June 26, 2012

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:          Comment Letter Dated
June 13, 2012 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2011
Form 10-Q for the period ended March 31, 2012
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments as reflected in your letter dated June 13, 2012.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

Rule 83 Confidential Treatment Request

The Company respectfully requests confidential treatment for certain omitted portions of this letter set forth in brackets below pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§200.83 (“Rule 83”). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the omitted information included herein. The Company respectfully requests that the bracketed information below be treated as confidential information and that the Commission provide timely notice to Claudia S. Toussaint, Senior Vice President, General Counsel and Secretary, Barnes Group Inc., 123 Main Street, Bristol, Connecticut 06010 before it permits any disclosure of such bracketed information.   The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response:  The Company will include in future filings, including our interim filings, if applicable, the additional disclosures and other revisions presented below to the extent of and in substantially the same manner set forth or indicated in the below responses.

Management’s Discussion and Analysis

Results of Operations, Page 17

2.
We note your response to comment two in our letter dated May 9, 2012. We believe that you should quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04. Your current disclosures indicate that operating profit increases for the segment were partially offset by higher employee related costs, including incentive compensation, and management fees related to the aerospace aftermarket RSP spare parts business. Based on your proposed disclosures, it remains unclear the extent to which the increases in operating profit were offset by higher employee related costs as well as higher management fees. Given the $25.6 million increase in operating profit for the Logistics and Manufacturing Services segment from 2010 to 2011 as well as total operating profit of $64.8 million for 2011, it is unclear how you determined that the impact of higher employee related costs and management fees is not material based on the amounts provided in your response. Please expand your discussion to quantify these offsetting factors.

Response: The Company has reviewed Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04 and agrees that quantification of factors contributing to material fluctuations is often appropriate. But the Company respectfully does not believe that this principle of disclosure requires quantification of each contributing factor when disclosure of the amount of any such factor is not, as in this case, necessary to an investor's overall understanding of the impact of material factors on the Company's results of operations.  The Company does not believe the increases in employee related costs or management fees are unusual or infrequent events or transactions that materially affected the amount of reported results, and accordingly, the Company respectfully does not believe that these increases require enhanced quantitative disclosure.

Logistics and Manufacturing Services (“LMS”) recorded a sales increase of 11.0% in 2011. Employee related costs at LMS increased by approximately $6 million or [**]% in 2011. The increase in employee related costs, as a function of the sales increase, was not unusual or infrequent as contemplated by Item 303(a)(3)(i). Rather, the increase in employee related costs was directionally consistent with the corresponding sales increase. As such, the year over year change in employee related costs did not diverge from changes in the related line items in the financial statements, pursuant to Financial Reporting Codification 501.04. A number of components of employee related costs, such as salaries, temporary labor and benefit cost impact changes to operating profit. The Company provided qualitative disclosure of incentive compensation to improve the overall understanding of the change in operating profit to investors because incentive compensation was a meaningful contributor to the increase in employee related costs during 2011, but for the reasons stated above, the Company determined that quantitative disclosure was not required. The Company confirms that in future filings we will provide enhanced quantitative disclosure when material changes in employee related costs represent unusual or infrequent events or when such changes materially diverge from changes in the related line items in the financial statements.

Management fees related to the aerospace aftermarket RSP spare parts business are satisfied through an agreed upon [**] from the sales price, which impacts both revenue and operating profit on a [**]. These contractually agreed upon [**] increase once during the life of each individual program, generally in the fourth or later year of the particular program.  The Company views such regular fee increases as price decreases and has consistently disclosed that these fees are deducted from sales and temper sales growth of the aftermarket RSPs. The year over year impact of [**] was approximately $[**] million in 2011, representing an overall price decrease of only [**]% of 2011 sales at LMS. The Company evaluated the increase in 2011 management fees relative to sales and operating profit, to determine whether quantitative disclosure would be appropriate pursuant to Regulation S-K and Financial Reporting Codification 501.04. Management fees increased in 2011 as additional aerospace aftermarket RSP spare parts programs matured beyond year four, however the approximate $[**] million increase was not material relative to LMS revenue of $492.9 million in 2011. Like any other price changes, management fees impact operating profit on a [**], therefore the Company provided qualitative disclosure of the management fees to improve the overall understanding of our change in operating profit to investors. The Company did not quantify this impact, however, because the management fee increase was not unusual or infrequent and did not diverge from changes in the related line items in the financial statements. The Company reaffirms it will expand its disclosure as noted in Section 2 of its June 1, 2012 response. The Company also reaffirms its prior response that in future filings the Company will provide enhanced disclosure when material changes in management fees represent unusual or infrequent events or when such changes materially diverge from changes in the related line items in the financial statements.

[**] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER OF RESPONSE SUBMITTED ON BEHALF OF BARNES GROUP INC.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 36

3.
Please disclose how you account for management fees related to the aerospace aftermarket RSP business, including how you determined it is appropriate to reflect these payments as a reduction to net sales.

Response: Management fees related to the aerospace aftermarket RSP spare parts business are satisfied through an agreed upon [**] from the sales price of each of the related spare parts.   Management fees are reflected as a reduction to sales when revenues are recorded, pursuant to the requirements of ASC 605-50-45-1 and 2. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012, we will enhance our disclosure of the Revenue Recognition accounting policy in future filings substantially as follows:

“Management fees related to the aerospace aftermarket RSP spare parts business are satisfied through an agreed upon reduction from the sales price of each of the related spare parts and are reflected as a reduction to sales when revenues are recorded.”

[**] CERTAIN INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER OF RESPONSE SUBMITTED ON BEHALF OF BARNES GROUP INC.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

General

4.	Please address the above comments in your interim filings as well, as applicable.

Response: The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described above.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:          Nudrat Salik, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President, General Counsel and Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP